Janney Montgomery Scott

i n v e s t m e n t b a n k i n g

Established in 1832

PERSONAL AND CONFIDENTIAL

August 24, 2012

Special Committee of the Board of Directors

Crumbs Bake Shop, Inc.

110 West 40th Street, Suite 2100

New York, NY 10018

Attention: Leonard A. Potter

Dear Mr. Potter:

This letter will confirm our understanding that Janney Montgomery Scott LLC (“Janney”) has been engaged to act as the lead financial advisor to Crumbs Bake Shop Inc. (the “Company”).

1.	Financial Advisory Services

In its capacity as financial advisor, Janney will perform the following financial advisory and investment banking services as it may deem necessary and appropriate:

a.	review the business and operations of the Company and its historical and projected financial condition and offer advice with respect to the Company’s opportunities for raising capital and such other financial or business matters as the parties may agree;

b.	serve as the lead financial advisor in connection with a proposed private placement of the Company’s securities (the “Securities”) to “qualified institutional buyers” as such term is defined in Rule 144A promulgated under the Securities Act of 1933, as amended (the “1933 Act”), and a limited number of “accredited investors” as such term is defined in Regulation D promulgated under the 1933 Act (the “Placement”) in the event that the Company determines to raise capital through a Placement (for the avoidance of doubt, any Friends and Family (as defined in paragraph 3(b)) who invest in the placement shall be qualified institutional buyers or accredited investors);

c.	assist the Company in the drafting, preparation and distribution of documentation (the “Offering Materials”) describing the Company, the Securities and the terms of the Placement;

d.	if requested by the Company, assist the Company in identifying and contacting prospective purchasers of the Securities; provided, however, that, in contacting prospective purchasers, Janney will not use any form of general solicitation or general advertising that is prohibited by applicable law or that could cause the Company to lose any exemption from registration available for the Placement under the 1933 Act;

575 Lexington Avenue
New York, New York 10022
Tel 212.829.3826
Fax 212.829.0927

Members New York Stock Exchange, Inc.
Other Principal Exchanges

Crumbs Bake Shop, Inc. Engagement Letter

August 24, 2012

e.	advise the Company as to the strategy and tactics of negotiations with prospective purchasers of the Securities and, if requested by the Company, participate in such negotiations;

f.	advise the Company as to the timing and structure of the Placement;

g.	render such other financial advisory and investment banking services as may from time to time be agreed upon by Janney and the Company

It is expressly understood and acknowledged that Janney’s engagement does not constitute any commitment, express or implied, on the part of Janney or of any of its affiliates to purchase or place the Securities or to provide any type of financing and that any Placement will be made by Janney on a “best efforts” basis. It is further understood that Janney’s services hereunder shall be subject to, among other things, satisfactory completion of due diligence by Janney and its counsel, market conditions, the absence of adverse changes to the Company’s business or financial condition, approval of Janney’s internal committee and any other conditions that Janney may deem appropriate for placements of such nature.

Janney represents, warrants and agrees that (i) it is duly registered as a broker-dealer pursuant to the Securities Exchange Act of 1934, as amended, and is a member in good standing of the Financial Industry Regulatory Authority, (ii) during the course of its engagement by the Company, it will not knowingly make any untrue statement of a material fact, or omit to state a material fact required to be stated by it or necessary to make any statement made by it not misleading, concerning the Company’s offering of securities, and (iii) in rendering services hereunder, it will comply with all applicable laws and regulations, including, without limitation, federal and state securities laws.

2.	Term

After twelve (12) months from execution of this Agreement, either the Company or Janney may terminate this engagement at any time with or without cause effective upon the party’s receipt of thirty (30) days written notice to that effect. The provisions of paragraphs 2 through 20 shall remain operative in accordance with their terms regardless of any consummation of a Placement and any termination or expiration of this engagement.

3.	Fees

The Company agrees to pay Janney as compensation for its services under this engagement the following fees:

Crumbs Bake Shop, Inc. Engagement Letter

August 24, 2012

a.	Retainer Fee. A non-refundable retainer fee of U.S. $50,000 (the “Retainer Fee”) will be payable in cash upon execution of this Agreement. The Retainer Fee shall be credited against the Advisory Fee payable under this Agreement.

b.	Advisory Fee. An advisory fee payable in cash at the closing of the Placement (the “Advisory Fee”) in an amount equal to 7.00% of the Gross Proceeds (as defined below). For purposes of this Agreement, the term “Gross Proceeds means (i) the total gross proceeds of the Securities sold in the Placement to all investors less (ii) the gross proceeds of the Securities sold in the Placement to the Company’s directors, officers and existing stockholders, and their respective affiliates listed in Annex B (“Friends and Family”); provided, however, that if the amount of the Advisory Fee as so calculated is less than $400,000, then the term “Gross Proceeds” shall include gross proceeds received from Friends and Family, but only to the extent such inclusion would not cause the Advisory Fee to exceed $400,000.

The Company shall also pay Janney an Advisory Fee if securities similar to those described in the Offering Materials are sold by the Company through a private placement during the twelve (12) months following the date of termination or expiration of this Agreement (the “Residual Period”) if the purchaser of such securities is a “Person” who was identified in writing by the Company or Janney as a potential investor in the Placement during the term of this Agreement (other than Friends and Family). For purposes of this Agreement, the term “Person” shall be interpreted broadly and shall include any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or other entity.

Notwithstanding anything in this Agreement to the contrary, the Company shall be under no obligation to consummate the Placement or to accept any particular investor in the Placement, and shall only be obligated to pay the Advisory Fee in the event that the Placement is consummated.

4.	Expense Reimbursement

In addition to the fees described in paragraph 3, and whether or not any Placement is consummated, the Company will pay all of Janney’ reasonable out-of-pocket expenses (including, without limitation, expenses related to document and presentation materials, travel, external database and communications services, an online data room, courier and delivery services, and the fees and expenses of its outside legal counsel) incurred in connection with this engagement; provided, however, that such expenses shall not exceed in the aggregate $50,000 without the Company’s consent. Such out-of-pocket expenses shall be payable as they are incurred upon request by Janney. Notwithstanding the foregoing, Janney shall be responsible for its costs and expenses of complying with the laws, regulations and/or rules of any self-regulatory organization that govern Janney’s activities under this engagement.

5.	Information

The Company acknowledges that Janney will be using information provided by others, including, without limitation, information provided by or on behalf of the Company, and that Janney does not assume responsibility for and may rely, without independent verification, on the accuracy and completeness of any such information.

Crumbs Bake Shop, Inc. Engagement Letter

August 24, 2012

The Company hereby warrants that the Offering Materials, and any other information relating to the Company or the Placement, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements contained therein, in the light of circumstances under which they were made, not misleading. The Company agrees to provide Janney with (i) prompt notice of any material development affecting the Company or the occurrence of any event or other change known to the Company that could result in the Offering Materials containing an untrue statement of a material fact or omitting to state any material fact necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading, (ii) copies of any financial reports as soon as reasonably practicable and (iii) such other information concerning the business and financial condition of the Company as Janney may from time to time reasonably request. The Company shall provide Janney with copies of the Offering Materials and other written communications furnished by or on behalf of the Company in connection with the Placement so that Janney and its counsel may review them and provide the Company with their comments with respect thereto; however, final approval of the Offering Materials and such other written communications shall rest solely with the Company. The Company will comply with all applicable Securities and Exchange Commission rules and regulations, including Regulation FD.

6.	Compliance with Law

The Company has not taken, and will not take, any action, directly or indirectly, that may cause the Placement to fail to be entitled to exemption from registration under the U.S. federal securities laws, or applicable state securities or “blue sky” laws. The Company shall be responsible for any costs and expenses associated with filings, applications or registrations with any governmental or regulatory body, including, without limitation, those associated with any sales pursuant to Regulation D under the 1933 Act and “blue sky” laws.

7.	Closing Matters

The Company will cause to be furnished to Janney and the purchasers of the Securities, on the closing date of the Placement, copies of such opinions of counsel and such other documents, letters, certificates and opinions as Janney or the purchasers may reasonably request in form and substance reasonably satisfactory to Janney and its counsel and the purchasers and their counsel. To the extent the Company’s counsel shall deliver a legal opinion in connection with the Placement to the purchasers of the Securities, such opinion shall also be addressed to Janney and be in form and substance satisfactory to the purchasers of the Securities and Janney.

8.	Confidentiality

Janney agrees that the Confidentiality Agreement, dated as of July 24, 2012, with the Company (the “Confidentiality Agreement”) shall govern its use and disclosure of all material non-public information provided to it by the Company in connection with this engagement, the provisions of which shall remain in effect for the longer of its term or the termination or expiration of this Agreement.

Crumbs Bake Shop, Inc. Engagement Letter

August 24, 2012

9.	Disclosure

The Company agrees that any information or advice rendered by Janney or its representatives in connection with this Agreement is solely for the confidential use of the Company and, except as otherwise required by applicable law, regulation or legal process, the Company will not and will not permit any third party to disclose, reproduce, disseminate, quote or otherwise refer to such advice or information in any manner without Janney’s prior written consent, which consent shall not be unreasonably withheld.

10.	No Third Party Beneficiaries

The Company acknowledges and agrees that Janney has been retained to act as the lead financial advisor to the Company, and not as an advisor to or agent of any other Person, and that the Company’s engagement of Janney is not intended to confer rights upon any Person not a party to this Agreement (including shareholders, employees or creditors of the Company) as against Janney or its affiliates, or their respective directors, officers, employees or agents.

11.	Independent Contractor

Janney shall act as an independent contractor under this Agreement, and any duties arising out of its engagement shall be owed solely to the Company.

12.	Rights Offering

If, during the period Janney is retained by the Company or during the Residual Period, the Company proposes to effect a rights offering of its Securities, the Company agrees to offer to engage Janney as the Company’s lead manager in connection with such offering on terms and conditions customary for similar transactions. The terms of such engagement shall be set forth in a separate agreement and may be a subject to, among other things, satisfactory completion of due diligence by Janney, market conditions, the absence of adverse changes to the Company’s business or financial condition, approval of Janney’s internal committee and any other conditions that Janney may deem appropriate for such a transaction.

13.	Janney Affiliates

With the prior consent of the Company which shall not be unreasonably withheld, Janney may permit any right set forth herein to be exercised, and any services to be provided by Janney to be provided, by an affiliate of Janney. The Company hereby agrees that Janney and/or any affiliate or employee of Janney will have the right, but not the obligation, to purchase Securities for its own account and that any such purchase will not constitute a conflict of interest for purposes of Janney’s engagement hereunder.

14.	Indemnification

Because Janney will be acting on the Company’s behalf, the Company will indemnify Janney and its related Persons according to the indemnification and contribution provisions in Annex A, the terms of which are incorporated herein in their entirety. The Company’s obligations in Annex A will remain operative regardless of any termination or completion of Janney’s services hereunder.

Crumbs Bake Shop, Inc. Engagement Letter

August 24, 2012

15.	Publicity

The Company acknowledges that upon completion of the Placement, Janney may, at its own expense, place an announcement in such newspapers and periodicals as it may choose, stating that Janney has acted as the lead financial advisor to the Company in connection with such Placement.

16.	Amendments and Successors

This Agreement may not be waived, amended, modified or assigned, in any way, in whole or in part, including by operation of law, without the prior written consent of the Company and Janney. The provisions of this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company and Janney.

17.	Entire Agreement

This Agreement, together with Annex A and the Confidentiality Agreement, contains the entire agreement and understanding of the parties hereto with respect to the subject matter hereto and supersedes all prior or contemporaneous agreements or understandings with respect to such subject matter.

18.	No Brokers

The Company acknowledges and agrees that there are no brokers, agents, representatives or other parties that have an interest in compensation paid or payable to Janney hereunder.

19.	Termination and Expiration

Upon termination or expiration, this Agreement shall have no further force or effect, except that the provisions concerning the Company’s obligations to Janney, the Company’s obligation to pay Janney fees and expenses as described in this Agreement and as described in the provided Annex A, the status of Janney as an independent contractor, the obligations of Janney under paragraph 8, the rights of Janney under paragraph 13 hereof, the limitation on to whom Janney shall owe any duties, governing law, choice of forum, successors and assigns, and waiver of the right to trial by jury shall survive any such termination or expiration of this Agreement.

20.	Governing Law and Jurisdiction

The laws of the State of New York will govern this Agreement and all controversies arising from or related to performance under this Agreement. To the full extent lawful, the Company and Janney hereby consent irrevocably to personal jurisdiction, service and venue (a) in connection with any claim arising out of this Agreement in the courts of the State of New York and in the federal courts in the State of New York and (b) solely for the purpose of allowing any Person to enforce its reimbursement, indemnification or contribution rights hereunder, in any court in which any action is brought in respect of which any such right is asserted. THE COMPANY AND JANNEY EACH HEREBY AGREES TO WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM OR ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ENGAGEMENT HEREUNDER.

Crumbs Bake Shop, Inc. Engagement Letter

August 24, 2012

21.	Miscellaneous

We are a full service securities firm and, therefore, we may from time to time effect transaction(s) for our own account or for the account of our customers and hold positions in securities or options on securities of the Company and other companies which may be the subject of our services. This Agreement will not limit or restrict our ability to engage in such transaction(s) with respect to either the Company’s securities or any other entity’s securities.

The Company’s Board of Directors and senior management may take into consideration our advice as well as on the advice of their legal, tax and other business advisors and other factors which they consider appropriate as a basis for any decision. Accordingly, as an independent contractor, Janney will not assume the responsibilities of a fiduciary to the Company or its stockholders in connection with the performance of Janney’s services.

If any Janney fees or expenses payable to Janney pursuant to this Agreement are not fully paid when due, the Company agrees to pay all costs of collection or other enforcement of Janney’s rights hereunder, including but not limited to attorneys’ fees and expenses, whether collected or enforced by suit or otherwise.

Janney does not provide accounting, tax or legal advice, and the Company is authorized (subject to applicable law) to disclose any and all aspects of any potential transactions that are necessary to support any U.S. federal income tax benefits expected to be claimed with respect to such transactions, without Janney imposing any limitation of any kind.

This Agreement will be binding upon and inure to the benefit of the Company, Janney, each Indemnified Person (as defined in Annex A) and their respective successors and assigns, and nothing herein is intended to confer upon any Person, other than the Company, Janney each Indemnified Person and their respective successors and assigns, any rights, remedies, obligations or liabilities.

Any waiver of any right or obligation hereunder must be in writing signed by the party against whom such waiver is sought to be enforced. Any amendment hereto must be in writing signed by the Company and Janney.

Neither party may assign this Agreement without the prior written consent of the other party. If any provision of this Agreement shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision of this Agreement, which shall remain in full force and effect.

This Agreement may be executed in counterparts by each party’s duly authorized representative, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Either party’s execution and delivery of this Agreement may be evidenced by either physical delivery or facsimile communication of such executed Agreement or executed counterpart to the other party.

Signature Page Follows

Crumbs Bake Shop, Inc. Engagement Letter

August 24, 2012

Please confirm that the foregoing is in accordance with your understanding and is accepted by the Company by executing and delivering to us this letter, which shall then become a binding agreement.

Very truly yours,

JANNEY MONTGOMERY SCOTT LLC

By:	/s/ Charles E. Mather	By:	/s/ B. John Lindeman
	Charles E. Mather		B. John Lindeman
	Managing Director		Managing Director

ACCEPTED AND AGREED:

CRUMBS BAKE SHOP INC.

By:	/s/ Leonard A. Potter
Leonard A. Potter
Director and Member of the Special Committee

Annex A

Crumbs Bake Shop, Inc. (the “Company”) will indemnify and hold harmless Janney Montgomery Scott LLC (“Janney”), its affiliates, the directors, officers, employees and agents of Janney and its affiliates, and each other person or entity, if any, controlling Janney or any of its affiliates within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended (each, an “Indemnified Person”), from and against any losses, claims, damages, liabilities or expenses (including actions, claims or proceedings in respect thereof (collectively, “Proceedings”) brought by or against any person, including stockholders of the Company, and the cost of any investigation and preparation therefor and defense thereof) to which an Indemnified Person may become subject (collectively, “Losses”) insofar as such Losses arise out of or are connected with (i) advice or services rendered or to be rendered by any Indemnified Person pursuant to the letter agreement to which this Annex A is appended, (ii) the transaction(s) contemplated by the letter agreement or (iii) any Indemnified Person’s actions or inactions in connection with any such advice, services or transaction(s); provided, however, that the Company will not be obligated to indemnify for any Losses of any Indemnified Person that are determined by a court of competent jurisdiction in a final judgment not subject to appeal to have resulted solely from the willful misconduct, bad faith or gross negligence of, or breach of this letter agreement by, such Indemnified Person. The Company also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company in connection with (i) advice or services rendered or to be rendered by any Indemnified Person pursuant to the letter agreement, (ii) the transaction(s) contemplated by the letter agreement or (iii) any Indemnified Person’s actions or inactions in connection with any such advice, services or transaction(s), except to the extent such liabilities are determined by a court of competent jurisdiction in a final judgment not subject to appeal to have resulted solely from the willful misconduct, bad faith or gross negligence of, or breach of this letter agreement by, such Indemnified Person. The Company agrees that in no event will any Indemnified Person be liable or obligated in any manner for any damages (including, but not limited to actual, consequential, exemplary or punitive damages or lost profits) in excess of fees actually received by Janney from the Company pursuant to paragraph 3 of the letter agreement captioned “3. Fees,” and the Company agrees not to seek or claim any such damages or profits in any circumstance.

The Company also agrees to reimburse each Indemnified Person, periodically upon request, for all expenses (including fees and expenses of counsel) as they are incurred by such Indemnified Person in connection with investigating, preparing for or defending any Proceeding (or enforcing the letter agreement or any related engagement or commitment agreement), whether or not in connection with pending or threatened litigation in which any Indemnified Person is a party.

Annex A - 1

Promptly after receipt by an Indemnified Person under this Annex A of notice of the commencement of any action for which indemnification for Losses may be claimed hereunder, such Indemnified Person will, if a claim in respect thereof is to be made against the Company, notify the Company of the commencement thereof; but the omission and/or delay to so notify the Company will not relieve it from any liability which it may have to any Indemnified Person unless such omission and/or delay caused actual prejudice to the Company; in case any such action is brought against any Indemnified Person, and it notified the Company of the commencement thereof, the Company will be entitled to participate therein and, to the extent that it may elect by written notice to the Indemnified Person, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Person, and after notice from the Company to such Indemnified Person of its election so to assume the defense thereof, the Company will not be liable to such Indemnified Person under this Annex A for any legal or other expenses subsequently incurred by such Indemnified Person in connection with the defense thereof other than reasonable costs of investigation. Counsel provided by the Company may represent the Indemnifying Person as well as all Indemnified Persons subject to the following provisions. If the defendants in any action include both the Indemnified Person and the Company and the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it and/or other Indemnified Persons that are different from or additional to or in conflict with those available to the Company, then the Indemnified Person shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such action on behalf of such Indemnified Person. The reasonable fees and expenses of such separate counsel for the Indemnified Person shall be paid by the Company. Notwithstanding anything to the contrary contained herein, such Indemnified Person may continue any such action on its own at its own expense.

If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by such Indemnified Person as a result of such Losses in such proportion as is appropriate to reflect the relative economic interests of the Company, its affiliates and its stockholders on the one hand and the Indemnified Person on the other in the matters contemplated by the letter agreement as well as the relative fault of the Company, its affiliates or its stockholders, on the one hand, and such Indemnified Person, on the other; provided, however, that in no event shall the Indemnified Persons as a whole be required to contribute an amount greater than the amount of all fees actually received by Janney from the Company pursuant to the paragraph 3 of this letter agreement captioned “3. Fees.”

The Company will not, without Janney’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Person from any liabilities arising out of such action, claim, suit, or proceeding. The Company will not permit any such settlement, compromise, consent or termination to include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an Indemnified Person, without such Indemnified Person’s prior written consent. No Indemnified Person seeking indemnification, reimbursement or contribution under this agreement will, without the Company’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding referred to herein. The Company shall not be liable under this Annex A for any settlement, compromise, consent or termination effected by an Indemnified Person without the Company’s consent.

The Company’s reimbursement, indemnity and contribution obligations hereunder shall be in addition to any liability that it may otherwise have, and shall inure to the benefit of any successors, assigns, heirs and representatives of each Indemnified Person. Solely for the purpose of enforcing the letter agreement, the Company hereby consents to personal jurisdiction and venue in any court in which any Proceeding is brought. The provisions of this Annex A shall survive any termination of the letter agreement, the consummation of any transaction(s) contemplated thereby or the other completion of Janney’s services with respect thereto.

Annex A - 2

To the extent officers or employees of Janney appear as witnesses, are deposed, or otherwise are involved in or assist with any action, hearing or proceeding related to or arising from the Placement or Janney’s engagement hereunder or in a situation where such appearance, involvement or assistance results from Janney’s engagement hereunder, the Company will pay Janney, in addition to the fees set forth above, Janney’s customary per diem charges. In addition, if any Indemnified Person appears as a witness, is deposed or otherwise is involved in any action relating to or arising from the Placement or Janney’s engagement hereunder or in a situation where such appearance, involvement or assistance results from Janney’s engagement hereunder, the Company will reimburse such Indemnified Person for all expenses (including fees and expenses of counsel) incurred by it by reason of it or any of its personnel being involved in any such action.

The Company waives any right to a trial by jury with respect to any claim or action arising out of this Agreement or the actions of Janney, and consents to personal jurisdiction, service of process and venue in any court in which any claim covered by the provisions of this Annex A may be brought against an Indemnified Person.

If any term, provision, covenant or restriction herein is held by a court of competent jurisdiction to be invalid, void or unenforceable or against public policy, the remainder of the terms, provisions and restrictions contained herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Annex A - 3

Annex B

Directors and Executive Officers

Edwin H. Lewis

Julian R. Geiger

Jason Bauer

John D. Ireland

Stephen Z. Fass

Mark D. Klein

Frederick G. Kraegel

Andrew J. Moger

Leonard A. Potter

Jeffrey D. Roseman

Robin Sepe

Existing Stockholders

57th Street GAC Holdings LLC

AWM Investment Company, Inc.

Bauer Holdings, Inc.

Mia Bauer

Victor Bauer

EHL Holdings LLC

Essex Investment Management Company, LLC

Kensington Partners

Kings Point Capital

P.A.W. Capital Corp.

PAW Partners

Special Situations Funds

Special Situations Fund III QP, L.P.

Special Situations Cayman Fund, L.P.

Special Situations Private Equity Fund, L.P.

Affiliates

Annie Erner

David M. Greenhouse

Richard Keim

Austin W. Marxe

Jack Salzman

Alex Silverman

Peter A. Wright

Annex B - 1